                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-49672


PROSPECTUS
----------
                        VISTA INFORMATION SOLUTIONS, INC.
                        4,290,735 SHARES OF COMMON STOCK



         The selling stockholders of VISTA Information Solutions, Inc. listed on page 11 of this prospectus may offer and resell up to 4,290,735 shares of VISTA common stock under this prospectus. These shares include 3,143,382 shares of common stock issuable upon the conversion of a promissory note and 100,000 shares issuable upon exercise of warrants. All of the shares offered hereunder are to be sold by the selling stockholders. Except for $838,600, payable as a condition to the exercise of the warrants, we will not receive any of the proceeds from the sale of the shares by the selling stockholders.

         Our common stock is traded on the Nasdaq National Market under the symbol "VINF." On November 27, 2000, the last sale price of our common stock as reported on the Nasdaq National Market was $1.125.


THIS INVESTMENT INVOLVES A HIGH            Neither the SEC nor any state
DEGREE OF RISK. YOU SHOULD PURCHASE        securities commission has approved
SHARES ONLY IF YOU CAN AFFORD A            or disapproved of these securities
COMPLETE LOSS OF YOUR INVESTMENT.          or passed upon the  this prospectus.
                                           Any adequacy or accuracy of
                                           representation to the contrary is a
                                           criminal offense.


         See "Risk Factors" beginning on Page 6 for a discussion of certain factors that should be considered by prospective purchasers of shares of our common stock.

You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date below.

                                ----------------



                The date of this prospectus is November 30, 2000.

                       SUMMARY INFORMATION REGARDING VISTA

         VISTA provides information for making real-estate decisions to professionals and consumers throughout the United States and Canada. Through a series of acquisitions and our own research and development efforts, we have developed a variety of geographic databases and software tools related to real estate decisions. Our intention is to integrate many of these databases into our spatial database management system known as DataVision. The purpose of integrating these databases is to provide a comprehensive set of tools to assist consumers with real estate decisions and to provide homeowners access to providers of related home services. To facilitate this integration, we have organized our business into three operating units: RE/Commercial, RE/Professional and RE/Consumer. RE/Commercial provides environmental risk information to banks, engineers and consultants, flood information to banks and insurance risk information to property and casualty insurance underwriters. RE/Professional provides software solutions, disclosure information and data management services to the real estate industry and home sellers. RE/Consumer provides property listing, risk and other information to potential homebuyers through a network of Internet sites.

         RE/COMMERCIAL. RE/Commercial consists of two product lines:
Environmental Risk and Due Diligence Information Services ("Environmental") and the Geographic Underwriting System("GUS").

         ENVIRONMENTAL. The Environmental portion of our business was organized with the goal of meeting the needs of bankers, engineers, corporations and others for environmental risk information relating to properties and companies in the United States. VISTA gathers and collects information from hundreds of federal, state, and local governmental agencies and stores that information in proprietary databases. Using this information, we have developed a diverse family of services, each tailored for the unique needs of specific customer markets.

         GUS. GUS delivers address-based hazard and classification information to property/casualty insurance underwriters. GUS provides insurance underwriters and loss control groups of insurance companies with on-line or batch access to a series of reports presenting specific classification and hazard information about the property to be insured. The modular design of GUS permits the addition of other insurance information layers.

         RE/PROFESSIONAL consists of four primary product lines: MLS Systems and Access Software, Agent Productivity and Office Management Software, Property Disclosure and Print Media.

         MLS SYSTEMS AND ACCESS SOFTWARE. Multiple Listing Services ("MLS") are repositories of property-related information with the most important component being listings of properties available for sale in the geographic region served by the MLS organization. VISTA provides MLS's with systems integration solutions which combine computer hardware, internally developed and licensed software, telecommunications, security, customer support and maintenance to provide immediate and reliable access to and updating of the property listings database that represents the "shelf stock" of the real estate profession. Additionally, we integrate public records, local and national school databases and other pertinent property-related information into the MLS system for additional fees. From the MLS listing database, agents access the data that is necessary to perform their primary function as intermediary between the buyers and sellers of real estate.

         OFFICE MANAGEMENT SOFTWARE. In addition to listing access software, we provide software tools to real estate agents designed to enhance sales productivity, customer service and office operations. ON-LINE AGENT-TM- provides comprehensive scheduling, planning and contact management tools for real estate agents. Listing data can be accessed directly and incorporated into the agent's marketing and sales activities. On-Line Agent-TM- also features marketing tools to target direct mail activities and produce flyers, slide shows and other promotional material.

         PROPERTY DISCLOSURE. Property Disclosure was formed in 1998 to provide natural hazard disclosure reports to homesellers in California as required by law. VISTA also provides other disclosure reports such as special taxation areas. These reports are sold primarily as a requirement for commercial and residential property transactions.

         PRINT MEDIA. VISTA owns printing facilities in Toronto, Ontario and Edmonton, Alberta that produce MLS books, generally as part of MLS Systems contracts, and perform independent third party printing work known as Computer Directed Services ("CDS"). CDS specializes in converting database information from non real estate sources, preparing and printing this data to commercial print standards. Large directories, statistic books and automobile manuals are examples of typical CDS sales.

         RE/CONSUMER. VISTA has created two real estate information websites to assist consumers search for residential properties and make informed buying decisions, Cyberhomes-Registered Trademark-.Com and NearMyHome-SM-.Com.

         CYBERHOMES-Registered Trademark-. Cyberhomes-Registered Trademark-features sophisticated search tools that help homebuyers quickly create a list of homes that meet their requirements for location, price, size and number of bedrooms. Users can view complete listing information of a property including lot size, property type, and other special features as well as a photograph of the home. In addition to listing data, Cyberhomes-Registered Trademark- also provides access to supplemental neighborhood and community information such as school ratings, mortgage rates, and links to third party providers of home-related services. Users can purchase detailed SchoolMatch-Registered Trademark- Reports from this site. Though we recently announced our intention to sell Cyberhomes-Registered Trademark-, we have since decided to close its consumer operations on November 17, 2000. However, Cyberhomes-Registered Trademark- data aggregation infrastructure will be packaged for licensing and sale arrangement to a variety of industry players.

         NEARMYHOME-SM-. VISTA has made some of the property risk information it manages available to Internet users on its NearMyHome-SM- website. NearMyHome-SM- allows homeowners and homebuyers to view information about natural hazards, environmental risks and other influences, such as location of schools and hospitals, and neighborhood demographics, that affect the value and desirability of any property location in the United States. Users can also purchase more detailed reports from this site.

      A more complete description of our business and its recent activities can be found in the documents described in "WHERE YOU CAN FIND MORE INFORMATION."

                                  RISK FACTORS

         In addition to the other information in this prospectus or incorporated in this prospectus by reference, you should consider carefully the following factors in evaluating VISTA and our business before purchasing the common stock offered by this prospectus.

         This prospectus, including the information incorporated by reference, contains forward-looking statements made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth beginning on this page and others detailed from time to time in our periodic reports filed with the SEC.

WE HAVE SUSTAINED LOSSES IN THE PAST AND WE MAY SUSTAIN LOSSES IN THE FUTURE.

      We have experienced operating losses for the nine months ended September 30, 2000 and during the years ended December 31, 1999, 1998, and 1997. Our cumulative losses as of September 30, 2000 were approximately $63 million. We may not be able to achieve or maintain profitable operations and generate positive cash flows.

OUR OPERATING RESULTS MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.

      Our future operating results may fluctuate from quarter to quarter or year to year. Our revenue on a quarterly basis can be affected by the timing and extent of our own sales and marketing activities, competitive conditions and economic factors that affect the level of transactions in which our products and services are used. In addition, expenses associated with acquiring data, maintaining and improving existing products and developing new products, sales campaigns and other unforeseen costs will also affect operating results.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE IN THE HIGHLY COMPETITIVE ENVIRONMENTAL AND GEOGRAPHIC INFORMATION SYSTEMS MARKET.

      Technological advances in computer software and hardware have reduced the barriers to entry into the environmental and the geographic information systems industries in which our products compete. In particular, the rapid expansion of the Internet creates a substantial new channel for distributing geographic information to the market, and a new avenue for future entrants to the environmental information industry. We may not be successful using this new channel. Our markets are highly competitive and many of our potential competitors have substantially greater capital resources, research and development capabilities, and marketing resources and experience than we do, particularly with respect to geographic information systems. Our products and services may not be as accepted in the commercial marketplace as are our competitors' products and services. Competitive factors may reduce revenues or margins, which would have a material and adverse effect on us and our operating results and financial condition.

IN ORDER TO COMPETE EFFECTIVELY IN THE ENVIRONMENTAL AND GEOGRAPHIC INFORMATION SYSTEMS MARKET WE NEED TO DEVELOP NEW TECHNOLOGIES AND PRODUCTS THAT ARE ACCEPTABLE TO OUR CUSTOMERS.

      The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion enhancements to our existing products and new products that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. We may not be able to identify, develop, produce, market or support new products successfully, such new products may not gain market acceptance and we may not be able to respond effectively to technological changes, emerging industry standards or product announcements by competitors. We may not be able to introduce product enhancements or new products on a timely basis. Furthermore, from time to time, we may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycle of our existing product offerings. Announcements of product enhancements or new product offerings could cause customers to defer purchasing our existing products. Failure to introduce new products or product enhancements effectively and on a timely basis, customer delays in purchasing products in anticipation of new product introductions and any inability to respond effectively to technological changes, emerging industry standards or product announcements by competitors could have a material adverse effect on our business, operating results and financial condition.

WE DEPEND SIGNIFICANTLY ON THIRD PARTIES TO SELL AND MARKET OUR PRODUCTS.

         We market our products directly through both a telesales and field sales force and indirectly through marketing channels such as value-added resellers ("VARs") and distributors. In particular, we have a limited internal sales capability for our GUS-Registered Trademark- product. We market and sell our GUS-Registered Trademark- services to the insurance industry though Insurance Services Office, Inc. ("ISO"), and our environmental products through VARs that are not under our direct control. Consequently, we are dependent on the viability and financial stability of ISO and the VARs. We may not be able to attract and retain a sufficient number of qualified VARs and distributors to successfully market our products. The failure to attract and retain a sufficient number of VARs and distributors could have a material adverse effect on our business, financial condition and results of operations. The relationship with the VARs and distributors is usually established through a formal reseller agreement. In many cases, these agreements may be terminated by either party at any time without cause. Therefore, any VAR or distributor may not continue to represent our products. In addition, if we are successful in increasing product sales through these channels, we expect that any material increase in our indirect sales as a percentage of total revenues will materially adversely affect our average selling prices and gross margins due to the lower unit prices that we receive when selling through indirect channels. Selling through indirect channels may limit our contacts with our customers. As a result, our ability to accurately forecast sales, evaluate customer satisfaction and recognize emerging customer requirements may be hindered. Our strategy of marketing our products directly to end-users and indirectly through VARs and distributors may result in distribution channel conflicts. Our direct sales efforts may compete with those of our indirect channels and, to the extent different resellers target the same customers, resellers may also come into conflict with each other. Although we have attempted to manage our distribution channels in a manner to avoid potential conflicts, channel conflicts may materially adversely affect our relationships with existing VARs or distributors or adversely affect our ability to attract new VARs and distributors.

OUR STOCK MAY BE DELISTED FROM NASDAQ, WHICH COULD AFFECT ITS MARKET PRICE AND LIQUIDITY.

We are required to meet certain financial tests (including a minimum bid price of our common stock of $1.00 and $4 million in tangible net worth) to maintain the listing of our common stock on the Nasdaq National Market. Within the last month, the minimum bid price for our common stock price has been below $1.00 for portions of a trading day. Moreover, our tangible net worth has been declining over the last year as a result of our operating losses largely resulting from lower than expected revenues during that period. In computing tangible net worth for Nasdaq listing purposes, we are required to exclude the value of goodwill (which represented approximately $21.6 million on our September 30, 2000 balance sheet). In the future, our stock price or tangible net worth may fall below the Nasdaq requirements, or we may not be able to comply with other listing requirements, which could result in our common stock being delisted from Nasdaq. If that happened, the market price and liquidity of our common stock would be impaired.

OUR PRODUCTS MAY HAVE DEFECTS THAT WE CAN NEITHER DETECT NOR, ONCE DETECTED, CORRECT.

      Products as complex as ours may contain undetected software errors when first introduced or as new versions are released. Errors may be found in new or enhanced products after delivery of reports. Moreover, any software errors may not be corrected or correctable in a timely manner, if at all. The occurrence of software errors, as well as any delay in correcting them, could result in the delay or loss of market acceptance of our products, additional warranty expense, diversion of technical and other resources from our product development efforts or the loss of credibility with ISO, VARs and our other resellers. Any of these factors could have a material adverse effect on our business, operating results and financial condition.

OUR PRODUCT COULD CREATE A SIGNIFICANT LIABILITY FOR US.

      We provide information to the insurance, financial and engineering industries. These customers generally rely upon this information to assess the risk or scope of work involved in a transaction or contract. An error or omission in the information we provide could have an adverse financial impact on customers. We may be held liable for damages if such an error or omission occurs and it may have an adverse effect on our operating results and financial condition. While we maintain insurance coverage against our errors and omissions, that coverage may be inadequate to insure against all potential claims and the coverage may not remain available on economically reasonable terms.

ACCESS TO FREE INFORMATION ON THE INTERNET COULD AFFECT THE MARKETABILITY OF OUR SERVICES AND OUR CUSTOMERS' SERVICES.

         Our MLS Systems customers provide real estate listing information to real estate brokers and agents who use this information to market and search for real estate properties for their clients. A number of Internet services (including Cyberhomes-Registered Trademark-) provide free listing information directly to consumers at little or no cost. These services generally contract with MLS's for this property data or accept listed property information directly from the home seller. If this new information medium develops in a way that causes sellers and purchasers to tend to require fewer services from brokers and agents, fee revenue from real estate professionals to MLS's could be adversely impacted. This could adversely affect the value of our contracts with MLS's and our revenue and gross margins.

      The emergence of the Internet as a source for public information presents a challenge to us and other information providers to find new sources of revenue. If we fail to take the correct action in response to these changes, we could lose existing revenue sources and future opportunities for new revenues.

DEMAND FOR OUR PRODUCTS MAY DECREASE IF REGULATIONS CHANGE.

      The demand for our environmental compliance products arises primarily as a result of cleanup liability and other governmental regulations in the environmental area. Demand for our Property Disclosure Information Services depends on existing California law regarding disclosures by homesellers. The current laws or regulations may change and subsequently the need for our products may decrease. Any changes in the regulatory environment, which affect enforcement procedures or the need for reporting, could have a material adverse effect on our revenues.

MAINTAINING OUR DATABASES AND UPGRADING OUR SOFTWARE IS VERY COSTLY.

      We have proprietary software and databases that may require extensive maintenance and updating to remain current and to provide new and additional layers of information to users of our products and services. The addition of a new layer of information to our databases and the maintenance and updating of existing layers of information may be costly or difficult and delay our ability to achieve and maintain profitable operations in the future. We may be required to make significant ongoing investments for our products and services to achieve commercial acceptance in the marketplace and to remain competitive.

OUR INTELLECTUAL PROPERTY MAY BE INADEQUATELY PROTECTED.

      Our future success depends, in large part, upon our proprietary technology. Although we believe that the database design and data encoding methodologies may have potential for software patent protection, to date we do not hold any patents, have made no patent applications, and currently rely on a combination of contractual rights, both registered and unregistered trade and service marks and other copyright laws to establish and protect our proprietary rights. The steps we have taken to protect our intellectual property may be inadequate to prevent misappropriation of our technology. Also, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. In the event that protective measures are not successful, our business, operating results and financial condition could be materially and adversely affected. We are also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights of others. Third parties may assert infringement claims in the future with respect to our current or future products and any such claims may require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Any necessary licenses may not be available and, if available, such licenses may not be obtained on commercially reasonable terms. Any litigation with respect to any intellectual property claims could be extremely expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

THE HOLDERS OF OUR PREFERRED STOCK HAVE GREATER RIGHTS THAN YOU.

      As of November 15, 2000, we have outstanding 102,564 shares of our Series A Preferred, 380,000 shares of Series A-1 Preferred, 300,000 shares of Series A-2 Preferred and 2,500 shares of Series F Preferred, all of which provide the holders of such shares with rights and preferences superior to those of holders of common stock. The holders of these series of preferred stock are, or may be entitled to dividends and distributions payable with respect to the number of shares of common stock into which the preferred stock is convertible, and would be entitled to receive such dividends or distributions prior to payment of any such dividends or distributions to the holders of common stock. The holders of preferred stock are also entitled to preferential payment in the event that VISTA is liquidated. VISTA must obtain the consent of the preferred shareholders as one or separate classes prior to certain events. These superior rights and preferences could adversely affect the holders of shares of common stock, including holders of the shares offered hereby by the selling stockholders.

WE MAY NOT BE ABLE TO RETAIN OUR KEY TECHNICAL AND MANAGEMENT PERSONNEL WE NEED TO SUCCEED.

      Our future success is highly dependent on the continued performance of our key management and technical personnel. There is a high demand for skilled personnel specifically, in the software development and information technology professions. The loss of the services of any of our key employees could have an adverse effect on us. We do not maintain key-man life insurance policies with respect to our key management or personnel. Furthermore, changes in existing technology or customer demand for alternate technologies could create the need for additional technical personnel. Our future success will also depend in part upon our ability to attract and retain additional highly qualified management, technical and marketing personnel.

THE LOSS OF SIGNIFICANT CUSTOMERS MAY ADVERSELY IMPACT OUR OPERATIONS.

      The majority of revenue from the GUS product comes indirectly from a significant contract by ISO with State Farm through our joint services relationship with ISO. An unexpected termination of this contract with ISO would adversely impact our operating results and financial condition. Additionally, a significant portion of revenue from our MLS Systems line is derived from relatively few large contracts. The termination or non-renewal of some of these contracts would adversely impact our operating results and financial condition.

THE SALE OF A LARGE BLOCK OF SHARES OF OUR COMMON STOCK MAY ADVERSELY AFFECT OUR STOCK PRICE.

      Sales of a substantial number of shares of our common stock in the public market would adversely affect the market price for our common stock. As of November 15, 2000, we had approximately 25 million shares of common stock outstanding. A substantial majority of these shares are freely tradable. In addition to the shares currently outstanding and the shares being offered hereby, approximately 13 million shares of common stock may be issued upon exercise of outstanding options and warrants or upon exchange or conversion of debt and other securities originally issued in private transactions. Such additional shares, if issued, would generally be eligible for resale in the public market without restriction or pursuant to the restrictions of Rule 144. We currently have both "piggy-back" and demand registration rights outstanding with respect to shares of outstanding common stock as well as shares of common stock issuable upon the exercise of certain warrants and the subsequent conversion thereof into common stock, and shares of common stock issuable pursuant to the conversion of the Company's preferred stock, subordinated debt and subordinated convertible debentures. The registration and public sale of such shares could adversely affect the market price of our common stock.

OUR STOCK PRICE FLUCTUATES SIGNIFICANTLY.

      During the first nine months of 2000, our common stock has traded between a low of $1.00 per share and a high of $6.13. The market price for our common stock has been, and following this offering may continue to be, highly volatile depending on various factors including, among others, our consolidated operating results, expectations of analysts and other investment groups, general conditions in the computer and other electronic equipment industries, announcements of technological innovations or new products by us, our competitors or our customers, and the market for similar securities, which market is subject to various pressures. In addition, the stock market is subject to price and volume fluctuations unrelated to our operating performance.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at 75 Park Place, New York, New York 10007. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our common stock is traded on The Nasdaq National Market. You may inspect reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. These filings and other information may also be inspected without charge at a Web site maintained by the SEC. The address of the site is http://www.sec.gov.

     This prospectus is part of a registration statement filed with the SEC. The SEC allows us to "incorporate by reference" into this prospectus the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference the documents listed below and any future filings that we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all the shares covered by this prospectus.

         - Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.

         - Our Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 31, 2000, June 30, 2000 and September 30, 2000.

         - Current Reports on Form 8-K filed with the Commission on January 3, 2000 and October 17, 2000 and all amendments thereto.

         - Our definitive Proxy Statement for the Special Meeting of Stockholders held on April 14, 2000 and for the Annual Meeting of Stockholders held on October 23, 2000.

         - The description of our common stock contained in our Annual Report on Form 10-KSB.


     We will provide without charge to each person to whom this prospectus is delivered, upon oral or written request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Written or telephone requests should be directed to Shareholder Relations at VISTA Information Solutions, Inc., 5060 Shoreham Place, #300, San Diego, California 92122, telephone number (858) 450-6100. These reports are also available on our web site.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. VISTA has not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date of those documents.

                              SELLING STOCKHOLDERS

     The table below sets forth certain information regarding the selling stockholders as of November 29, 2000. The shares are being registered to permit public sales of the shares, and the selling stockholders may offer the shares for resale from time to time. See "Plan of Distribution."

     Except as noted below, the selling stockholders have not held any position or office with, been employed by, or otherwise had a material relationship with VISTA or any of its predecessors or affiliates since December 31, 1997. Mr. W. Edward Tyler and Mr. James Currie, who are directors of VISTA, are executive officers of Moore North America, Inc. or its parent, Moore Corporation.

     The table below sets forth the names of the selling stockholders and the number of shares owned, directly and beneficially, by such stockholders. If all of the shares are sold pursuant to this prospectus then the selling stockholders will no longer own any shares of our common stock except that Clareity Consulting Associates, LLC holds 59,851 additional shares of our common stock.


        SELLING STOCKHOLDER                                       SHARES OF COMMON STOCK
        -------------------                                       ----------------------
Moore North America, Inc.                                              4,093,382 (1)
Neale May & Partners                                                       5,925
Michael B Jones & Valentina Jones-Wagner                                  60,500 (2)
Swenson Advisor, LLP                                                      10,000 (3)
James W. Tooman, Trustee Tooman 1983 Trust dtd 10/21/83                   25,500 (4)
William Lynch                                                              4,000 (5)
Clareity Consulting Associates, LLC                                       91,428


      Total                                                            4,290,735
                                                                       =========


(1) Includes 950,000 shares of common stock and (ii) 3,143,182 shares of common stock issuable pursuant to a convertible note.
(2) Includes 60,500 shares of common stock issuable under warrants.
(3) Includes 10,000 shares of common stock issuable under warrants.
(4) Includes 25,500 shares of common stock issuable under warrants.
(5) Includes 4,000 shares of common stock issuable under warrants.

     The actual number of shares of common stock offered hereby, and included in the Registration Statement of which this prospectus is a part, also includes an additional number of shares of common stock that may be issued or issuable upon exercise of the promissory note and the warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in order to prevent dilution, in accordance with Rule 416 under the Securities Act.

     In recognition of the fact that investors may wish to be legally permitted to sell their shares when they deem the sale to be appropriate, we have filed with the SEC under the Securities Act a Registration Statement with respect to the resale of the shares from time to time and have agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the shares are no longer required to be registered for the sale thereof by the selling stockholders.

     The shares being offered by the selling stockholders hereunder were acquired in connection with

     - the acquisition of certain assets of the Data Management Services Division of Moore Corporation.

     - Consulting services provided to Vista in connection with financings and acquisitions.

In those transactions, we granted certain registration rights, pursuant to which the selling stockholders may register the shares for resale under the Securities Act.

                              PLAN OF DISTRIBUTION

     We are registering the shares on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees, pledgees, transferees or other successors in interest (including, without limitation, corporate or partnership distributees of the selling stockholders which are privately held corporations or partnerships) selling shares received from a named selling stockholder after the date of this prospectus. We will bear all costs, expenses and fees in connection with the registration of the shares offered hereby. Any brokerage commissions and similar selling expenses attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market or on any other market on which our shares may then be trading, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers, dealers or underwriters. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling stockholders have also advised us that no underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling stockholders, however, the selling stockholders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future.

     The selling stockholders may effect sales by selling shares directly to purchasers or to or through broker-dealers and underwriters, which may act as agents or principals. These broker-dealers and underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom the broker-dealers and underwriters may act as agents or to whom they sell as principal, or both. This compensation to a particular broker-dealer or underwriter might be in excess of customary commissions.

     The selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other


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financial institutions which require the delivery to such broker-dealers or other financial institutions of shares offered hereby, which shares such broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling stockholders and any broker-dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by broker-dealers or underwriters and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer, broker-dealer or underwriter that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

     Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act and the rules promulgated thereunder. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

     Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that rule.

     All or any part of the shares offered hereby may or may not be sold by the selling stockholders.

     After being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s) or underwriter(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable, (v) that such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. Individuals and entities who receive shares from the selling stockholders as a gift or in connection with a pledge may sell up to 500 of such shares pursuant to this prospectus. In addition, after being notified by a selling stockholder that a donee, pledgee, transferee or other successor in interest (including, without limitation, a corporate or partnership distributee) intends to sell more than 500 shares, we will file a supplement to the prospectus.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders. We may receive up to approximately $217,600 upon exercise of the warrants. This is based on a potential full exercise of the warrant to purchase 40,000 shares of common stock at $4.88 per share. We intend to apply any net proceeds received from exercise of the warrants to general working capital purposes.

                                  LEGAL MATTERS

     The validity of the shares is being passed upon by Gray Cary Ware & Freidenrich LLP, San Diego, California.

                                     EXPERTS

     The consolidated financial statements for the years ended December 31, 1999 and 1998 incorporated in this prospectus by reference from VISTA Information Solutions, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


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



  =================================================          ===============================================

  No dealer, salesman or other person has been
  authorized to give any information or to make any
  representations other than those contained or
  incorporated by reference in this prospectus in
  connection with the offering described herein, and,                         4,290,735 SHARES
  if given or made, such information or representation
  must not be relied upon as having been authorized by
  the company.  This prospectus does not constitute an
  offer to sell, or a solicitation of an offer to buy,
  any securities other than the registered securities
  to which it relates, or an offer to sell, or a                                 COMMON STOCK
  solicitation of an offer to buy, in any jurisdiction
  in which it is unlawful to make such offer or
  solicitation.  Neither the delivery of this
  prospectus nor any sale made hereunder shall, under
  any circumstances, create an implication that there
  has been no change in the affairs of the company
  since the date hereof or that the information                              ----------------------
  contained herein is correct as of any time subsequent                            PROSPECTUS
  to the date hereof.                                                        ----------------------




                SUMMARY TABLE OF CONTENTS

                                                     Page
                                                     ----

    Risk Factors.......................................4
    Where You Can Find More Information...............10
    Selling Stockholders..............................11
    Plan of Distribution..............................12                        NOVEMBER 30, 2000
    Use of Proceeds...................................14
    Legal Matters.....................................14
    Experts...........................................14


  =================================================          ===============================================



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